FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Euronet Worldwide, Inc.

 (Exact name of registrant as specified in its charter)

Delaware	74-2806888
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3500 College Boulevard	66211
Leawood, Kansas	(Zip Code)
(Address of principal executive offices) Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Series A Junior Participating Preferred Stock	Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [  ]

Securities Act registration statement file number to which this form relates: ______ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Item 1.                                Description of Registrant’s Securities to be Registered.

On March 20, 2003, the Board of Directors (the "Board") of Euronet Worldwide, Inc. ("Euronet" or the "Company") approved a Rights Agreement (as amended from time to time, the "2003 Rights Agreement") between Euronet and EquiServe Trust Company, N.A., as Rights Agent.  On March 25, 2013, the Board of Euronet approved a new Rights Agreement (as amended from time to time, the "Rights Agreement") with Computershare Trust Company, N.A., as Rights Agent (the "Rights Agent"). The Rights Agreement is intended to replace the 2003 Rights Agreement and will become effective at the close of business on April 3, 2013, immediately following the expiration of the 2003 Rights Agreement.  In connection with its approval of the Rights Agreement, the Board also declared a dividend of one "Right" for each outstanding share of Euronet's Common Stock, par value $.02 per share (the "Common Shares"), payable on April 3, 2013 to stockholders of record at the close of business on April 3, 2013.  The description and terms of the Rights are set forth in such Rights Agreement, as the same may be amended from time to time.

As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Shares that is issued so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") at a price of $125 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price").

Rights Initially Attached to and Trade with Common Stock

Until the earlier to occur of (i) ten (10) business days following a public announcement that (or a majority of the Board of Directors of the Company becoming aware that) a person or group of affiliated or associated persons or any person acting in concert (as defined in the Rights Agreement) with any of the foregoing (each such person or group of affiliated or associated persons or any person acting in concert with any of the foregoing referred to herein as an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Shares (including, without duplication, the number of Common Shares that are deemed to be constructively owned (as defined in the Rights Agreement) through synthetic long positions (as defined in the Rights Agreement) or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons or any person acting in concert with any of the foregoing becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person, (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates or shares held in uncertificated book-entry form outstanding as of the Record Date, by such Common Share certificate or confirmation evidencing Common Shares in book-entry form together with a summary of the rights, in a form attached as Exhibit C to the Rights Agreement.

The Rights Agreement provides that until the Distribution Date (or earlier redemption, exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates or confirmations evidencing shares held in uncertificated book-entry form issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the transfer on the Company's direct registration system of any Common Shares represented by any such book-entries or the surrender for transfer of any certificates for Common Shares, with or without such notation or a copy of the summary of rights, will also constitute the transfer of the rights associated with the Common Shares represented by such certificate or such book-entry.

When Rights Separate from Common Stock and Become Exercisable

As soon as practicable following the Distribution Date, separate certificates or book-entry statements evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates or book-entry statements alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire at the close of business on April 3, 2016, subject to the Company's right, in certain circumstances, to  extend such date (the "Final Expiration Date"), unless earlier redeemed or  exchanged by the Company or terminated.

Exercise of Rights

Each Preferred Share purchasable upon exercise of the Rights  will be entitled, when, as and if declared, to a minimum preferential quarterly  dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of the liquidation, dissolution or winding up of the Company, the holders of  the Preferred Shares will be entitled to a minimum preferential liquidation  payment of $100 per share (plus any accrued but unpaid dividends) but will be  entitled to an aggregate payment of 100 times the payment made per Common Share.  Each Preferred Share will have 100 votes and will vote together with the Common  Shares. Finally, in the event of any merger, consolidation or other transaction  in which Common Shares are exchanged, each Preferred Share will be entitled to  receive 100 times the amount received per Common Share. Preferred Shares will  not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Adjustment of Rights upon Occurrence of a Triggering Event

In the event that a Person becomes an Acquiring Person, or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person or any person acting in concert with any of the foregoing and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person and certain transferees thereof, which will have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

Adjustment of Rights and Securities Upon Certain Events

The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the tenth business day following notice to a majority of the Board of Directors or the public announcement or public disclosure by the Company or an Acquiring Person that an Acquiring Person has become such. In addition, if a Qualified Offer (as described below) is made, the record holders of 10% of the outstanding shares of Common Stock may direct the Board of Directors of the Company to call a special meeting of stockholders to consider a resolution authorizing a redemption of all Rights. If the special meeting is not held within 90 business days of being called (subject to extension under certain circumstances) or if, at the special meeting, the holders of a majority of the shares of Common Stock outstanding (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the Rights, then the Board will redeem the Rights or take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer.

A Qualified Offer is an offer determined by a majority of the Independent Directors of the Company to be a fully-financed offer for all outstanding shares of Common Stock at a per share offer price as to which a nationally recognized investment banking firm retained by the Board of Directors of the Company has not rendered an opinion to the Board of Directors that such price is either unfair or inadequate from a financial point of view, and meeting certain other conditions. A Qualified Offer is conditioned upon a minimum of at least two-thirds of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of Common Stock not tendered for the same consideration. If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely-tradeable common stock of a publicly traded company, and the board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for at least 90 business days following commencement.

The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person or any person acting or in concert with any of the foregoing).

Rights Holder Not a Stockholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Tax Consequences

While the current distribution of the Rights will not be taxable to stockholders or to the Company, stockholders might, depending upon the circumstances, realize taxable income in the event that the Rights become severable from the Common Stock and will likely realize taxable income in the event such Rights become exercisable for Common Stock of the acquiring company as set forth above or are exchanged as provided above.

Annual Independent Director Evaluation

The Rights Agreement calls for a review to be conducted at least annually by the Nominating and Corporate Governance Committee, which is comprised solely of independent directors, for purposes of communicating to the Board its recommendation as to whether the Rights Agreement continues to be in the best interests of the stockholders or should be modified or the rights redeemed.

Rights Agreement

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto filed as Exhibit 4.1, which is incorporated herein by reference.

Item 2.   Exhibits.

The following exhibits are filed as a part hereof:

3.1	Certificate of Incorporation of Euronet Worldwide, Inc., as amended (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on May 22, 2009 and incorporated by reference herein).
3.2	Certificate of Amendment to Certificate of Incorporation of Euronet (filed as Exhibit 3. 1 to the Company's Form 8-K filed on May 22, 2009 and incorporated by reference herein).
3.3.	Amended and Restated Bylaws of Euronet Worldwide, Inc. (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on December 22, 2008, and incorporated by reference herein).
3.4	Certificate of Designations of Series A Junior Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 29, 2013, and incorporated by reference herein).
4.1
Rights Agreement, dated as of March 26, 2013, between Euronet and Compuetershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 29, 2013, and incorporated by reference herein).

4.2	Form of Rights Certificate (incorporated by reference to Exhibit B to the Rights Agreement filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 29, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONET WORLDWIDE, INC.

By:	/s/ JEFFREY B. NEWMAN
Name:	Jeffrey B. Newman
Title:	Executive Vice President & General Counsel

Dated: March 29, 2013